Exhibit 19.1
ASGN INCORPORATED
INSIDER TRADING POLICY
Effective January 25, 2023

The following is the insider trading policy of ASGN Incorporated and its subsidiaries (the “Company”) and outlines the procedures that all Company personnel must follow. This policy arises from our responsibilities as a public company. Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company and can involve both civil and criminal penalties. It is important that you review our policy carefully. The insider trading policy provides as follows:
1.     Any officer, director, employee or other person associated with the Company who knows of any material information (see the attached definition) concerning the Company that has not been disclosed to the public must refrain from trading (purchase or sale), and must refrain from advising others to trade, in the Company’s securities until such information has been fully disclosed to the public (the information must be available to the public for one trading day before trading is allowed – see number 4 below).
2.     Any officer, director or employee who knows of any material information concerning the Company that has not been fully disclosed to the public and is contemplating a transaction must report such information promptly to the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer.
3.     Officers, directors and other designated individuals may engage in a transaction (purchase or sale) in the Company’s securities at any time except the period between the close of business on the 15th day of the last month of any fiscal quarter (i.e., March, June, September, and December, as applicable) and the first full trading day after the Company’s earnings data has been released to the national wire services. Such period shall be known as a “black-out period”.
4.     Employees may engage in a transaction (purchase or sale) in the Company’s stock at any time except (a) between the date on which the employee gains possession of any material information that has not been fully disclosed to the public and the end of the first full trading day after such information is fully disclosed to the public or (b) during a black-out period established by the Company (such as the period defined in item 3 above).
5.     No officer, director, employee or other person associated with the Company may trade in any interest or position relating to the future price of the Company’s securities, such as a put, call or short sales or any hedging transaction.
6.     If you are an “insider” (see the attached definition), it does not matter that you may have decided to engage in a transaction before learning of the material information concerning the Company that has not been fully disclosed to the public (see the attached definition of full disclosure) or that delaying the transaction might result in economic loss. It is also irrelevant that publicly disclosed information about the Company might, even aside from the material information concerning the Company that has not been fully disclosed to the public, provide a substantial basis for engaging in the transaction. You simply cannot trade in Company’s securities while in possession of material information about the Company, including its subsidiaries, that has not been fully disclosed to the public.
Violation of the laws against insider trading can result in both civil and criminal penalties and may result in termination of your employment by the Company. Therefore, please review the attached information carefully. If you have any questions, please contact the Chief Legal Officer.
7.     The only exceptions to the prohibitions discussed in items 3, 4 and 6 are as follows:

(a)     Exercise of a stock option under the Company’s stock option plans. Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under the stock option plans.
(b)     Purchase of shares under the Company’s Employee Stock Purchase Plan. Once again, please note that this exception does not include a subsequent sale of such shares.
(c)     Non-employee directed purchases under the Company’s 401(k) Plan, if applicable.
    (d)    Purchases or sales of the Company’s securities made pursuant to a previously established contract, plan or instruction to trade in the Company’s securities that complies with all applicable requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (a “Trading Plan”).

8.     Each member of the Company’s Board of Directors, each executive officer, and certain other designated persons having access to material nonpublic information are also required to get approval before trading in the Company’s securities. Requests for approval to purchase or sell the Company’s securities must be submitted in writing to the Chief Legal Officer in advance, including in the request the identity of the person seeking clearance, a description of the proposed transaction, the maximum proposed number of shares to purchase or sell and the proposed timing of such transaction. These written requests may be delivered in person, by facsimile or email transmission. Written approval must be received from the Chief Legal Officer before any transaction is consummated. Receipt of such approval from the Chief Legal Officer should not be understood to represent legal advice by the Company that a proposed transaction complies with the law. Notwithstanding receipt of preclearance, if the person seeking approval for the transaction becomes aware of material nonpublic information, or becomes subject to a black-out period before the transaction is effected, the transaction may not be completed. Transactions under a previously established Rule 10b5-1 Trading Plan that has been preapproved in accordance with this Policy are not subject to further preclearance.

POLICY STATEMENT
REGARDING TRANSACTIONS IN
SECURITIES OF ASGN INCORPORATED

Definition of Insider - Reason for Policy
An “insider” is a person who possesses, or has access to material information concerning ASGN Incorporated or its subsidiaries (the “Company”) that has not been fully disclosed to the public (see below for a definition of “Material Information”). Insiders may be subject to criminal prosecution and/or civil liability for trading (purchase or sale) in the Company’s securities or options and other derivative instruments on such securities when they know material information concerning the Company that has not been fully disclosed to the public. Criminal prosecution for insider trading can and often does result in prison sentences for the violator. Civil actions may be brought by private plaintiffs or the Securities and Exchange Commission (“SEC”). The SEC is authorized by statute to seek a penalty in such actions of the profits made or losses avoided by the violator. Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider, plus collect other damages. The Company reserves the right to take whatever disciplinary or other measures it determines in its sole discretion to be appropriate in any particular situation, including disclosure of wrongdoing to governmental authorities.
Insider trading proscriptions are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed material information. Liability in such cases can extend both to the “tippee” – the person to whom the insider disclosed inside information – and to the “tipper,” the insider himself.
Finally, insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the public and the securities markets. This could obviously have an adverse impact on the Company and its stockholders.
Applicability of Policy
This policy applies to all transactions in the Company’s securities by “insiders.” As a rule of thumb insiders are (1) members of the Board of Directors of the Company, (2) officers of the Company, who meet the definition of “officer” under Section 16 of the Securities Exchange Act of 1934, as amended, and (3) any employee of the Company who knows material information regarding the Company that has not been fully disclosed to the public. The Company may also determine that this Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants. This policy also applies to the immediate families (defined as direct family living in the same household) of such insiders. A person can be an insider for a limited time with respect to certain material information even though he or she is not an officer or director. For example, an administrative assistant who knows that a letter of intent with a large company has just been signed may be an insider with respect to that information until the news has been fully disclosed to the public.
Definition of Full Disclosure
Full disclosure to the public generally means the filing of information with the SEC via EDGAR, distribution of a press release, or even through social media such as Facebook or Twitter so long as the Company has previously designated on its website that information would be so distributed. A speech to an audience, a TV or radio appearance, or an article in an obscure magazine, does not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, one full trading day following publication via one of the methods described above is regarded as sufficient for dissemination and interpretation of material information.

Definition of Material Information
It is not possible to define all categories of material information. In general, information should be regarded as material if there is likelihood that it would be considered important by an investor in making a decision regarding the purchase or sale of the Company’s securities. While it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material, such as information covering proposed acquisitions, unanticipated changes in the level of revenues or expenses, proposed commencement or changes in dividends, planned stock splits, new equity or debt offerings and similar matters. If any insider has questions as to the materiality of information, please contact the Company’s Chief Legal Officer for clarification.
Further, any officer, director or employee who believes he or she would be regarded as an insider who is contemplating a transaction in the Company’s securities and who is unsure of the applicability of this policy must contact the Chief Legal Officer prior to executing the transaction to determine if he or she may properly proceed. Officers and directors should be particularly careful, since avoiding the appearance of engaging in securities transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.
Any employee who has access to inside information on a regular basis (for example, receipt of monthly financial highlights) is well advised to utilize the same trading window defined above for officers and directors. Such an employee must submit a request to purchase or sell the Company’s securities in writing to the Company’s Chief Legal Officer, including in the request the maximum proposed number of shares to purchase or sell and the proposed timing of such transaction. Such written request may be delivered in person, by facsimile or email transmission. Written approval must be obtained from the Chief Legal Officer before any transaction is consummated.
Post-Termination Transactions
If an individual is in possession of material nonpublic information when the individual’s service terminates, the individual may not trade in the Company’s securities until that information has become public or is no longer material.

Rule 10b5-1 Trading Plans
The trading restrictions set forth in this Policy, other than those transactions described in item 5, do not apply to transactions under a previously established Trading Plan.

The Chief Legal Officer may impose such other conditions on the implementation and operation of the Trading Plan as the Chief Legal Officer deems necessary or advisable. Individuals may not adopt more than one Trading Plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by the Chief Legal Officer.

An individual may only modify a Trading Plan outside of a black-out period and, in any event, when the individual does not possess material nonpublic information.

Modifications to and terminations of a Trading Plan are subject to preapproval by the Chief Legal Officer and modifications of a Trading Plan that change the amount, price or timing of the purchase or sale of the securities underlying a Trading Plan will trigger a new “Cooling-Off Period” of (1) for directors and officers, a period of 90 days after the adoption or modification of a Trading Plan or two business days following the disclosure of financial results on Form 10-K or Form 10-Q, whichever is longer or (2) for employees and any other persons, 30 days after the adoption or modification of a Trading Plan.

The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification or termination of a Trading Plan and non-Rule

10b5-1 trading arrangements, or the execution of transactions made under a Trading Plan. The Company also reserves the right from time to time to suspend, discontinue or otherwise prohibit transactions under a Trading Plan if the Chief Legal Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company.

Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Chief Legal Officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.

Almost No Exceptions
There are almost no exceptions to the prohibition against insider trading. For example, it does not matter that the transactions in question may have been planned or committed to before the insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.
As noted above, this policy applies to the immediate families of insiders. Although immediate family is narrowly defined, an employee should be especially careful with respect to family or to unrelated persons living in the same household.
Finally, remember that there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.